

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Roger Thompson
Chief Financial Officer
Janus Henderson Group plc
201 Bishopsgate EC2M 3AE
United Kingdom

> **Re: Janus Henderson Group plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 26, 2019**
> **File No. 001-38103**

Dear Mr. Thompson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brennan Hughes